UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

OXIGENE, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
691828107
(CUSIP Number)

Mark Kessel Symphony Capital Partners, L.P. 875 Third Avenue 18th Floor New York, NY 10022 (212) 632-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 691828107	Page 2 of 20 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Symphony Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 27,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 27,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.42%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 691828107	Page 3 of 20 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Symphony Capital GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 27,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 27,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.42%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 691828107	Page 4 of 20 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Symphony GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 27,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 27,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.42%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 691828107	Page 5 of 20 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Mark Kessel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 30,000 SHARED VOTING POWER 27,117,118 SOLE DISPOSITIVE POWER 30,000 SHARED DISPOSITIVE POWER 27,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,147,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.47%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 691828107	Page 6 of 20 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Harri V. Taranto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 27,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 27,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.42%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 691828107	Page 7 of 20 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Dr. Alastair J.J. Wood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 30,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 30,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 691828107	Page 8 of 20 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Symphony ViDA Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 27,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 27,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.42%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 691828107	Page 9 of 20 Pages

SCHEDULE 13D/A

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 4 (this “Amendment No. 4”) amends the Initial Schedule 13D filed on October 1, 2008 (the “Initial 13D”), as amended by Amendment No. 1 filed on December 12, 2008, (“Amendment No. 1”), Amendment No. 2 filed on January 9, 2009 (“Amendment No. 2”) and Amendment No. 3 filed on July 30, 2009 (“Amendment No. 3” and together with Amendment No. 4, the Initial 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”) which relates to the common stock, par value $0.01 per share (the “Common Stock”), of OXiGENE, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 701 Gateway Blvd., South San Francisco, CA 94080. This Amendment No. 4 is being filed to report a change to Items 2 and 5 (a) – (d), and 7 of the Schedule 13D to include Dr. Alastair J.J. Wood as a Reporting Person and is an initial filing with respect to Dr. Wood.

ITEM 2.

Item 2 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)

The names of the persons filing under this Statement are Symphony Capital Partners, L.P. (“SCP”), Symphony Capital GP, L.P., Symphony GP, LLC, Mark Kessel, Harri V. Taranto, Dr. Alastair J.J. Wood and Symphony ViDA Holdings LLC (“Holdings” and collectively, the “Reporting Persons”). The attached Schedule A sets forth the controlling persons, the executive officers and the directors of SCP, Symphony Capital GP, L.P., Symphony GP, LLC and Holdings and contains the following information with respect to each such person: (i) name, (ii) citizenship and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(b)	The business address of each of the Reporting Persons is 875 Third Avenue, 18th Floor, New York, NY 10022.
(c)	Name of Reporting Person	Principal Business/Occupation

Symphony Capital Partners, L.P.	Manager of Symphony ViDA Holdings LLC and involved in purchasing, holding and selling securities and other investments.
Symphony Capital GP, L.P.	General Partner of Symphony Capital Partners, L.P.
Symphony GP, LLC	General Partner of Symphony Capital GP, L.P.
Mark Kessel	Managing Member of Symphony GP, LLC

CUSIP No. 691828107	Page 10 of 20 Pages

SCHEDULE 13D/A

Harri V. Taranto	Managing Member of Symphony GP, LLC
Dr. Alastair J.J. Wood	Limited partner in Symphony Capital GP, L.P.
Symphony ViDA Holdings LLC	Involved in purchasing, holding and selling securities and other investments

(d)	During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Name of Reporting Person	Citizenship
Symphony Capital Partners, L.P.	Delaware limited partnership.
Symphony Capital GP, L.P.	Delaware limited partnership.
Symphony GP, LLC	Delaware limited liability company
Mark Kessel	United States Citizen
Harri V. Taranto	United States Citizen
Dr. Alastair J.J. Wood	United States Citizen
Symphony ViDA Holdings LLC	Delaware limited liability company

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

No material change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) – (d) of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

CUSIP No. 691828107	Page 11 of 20 Pages

SCHEDULE 13D/A

(a)	Each of the Reporting Persons owns the following shares of Common Stock:
(i)	Symphony Capital Partners, L.P. Number of Shares of Common Stock: 27,117,118 Percentage Outstanding Common Stock: 43.42%

(ii)	Symphony Capital GP, L.P. Number of Shares of Common Stock: 27,117,118 Percentage Outstanding Common Stock: 43.42%

(iii)	Symphony GP, LLC Number of Shares of Common Stock: 27,117,118 Percentage Outstanding Common Stock: 43.42%

(iv)	Mark Kessel Number of Shares of Common Stock: 27,147,118 Percentage Outstanding Common Stock: 43.47%

(v)	Harri V. Taranto Number of Shares of Common Stock: 27,117,118 Percentage Outstanding Common Stock: 43.42%

(vi)	Dr. Alastair J.J. Wood Number of Shares of Common Stock: 30,000 Percentage Outstanding Common Stock: 0.05%

(vii)	Symphony ViDA Holdings LLC Number of Shares of Common Stock: 27,117,118 Percentage Outstanding Common Stock: 43.42%

The percentage of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on 62,451,742 shares of Common Stock issued and outstanding as reported in the Issuer's Form 10-Q filed on August 13, 2009.

(b)	Each of the Reporting Persons holds the following voting and investment power:
(i)

Symphony Capital Partners, L.P.
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 27,117,118 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 27,117,118 shares

(ii)	Symphony Capital GP, L.P. Sole power to vote or direct the vote: 0 Shared power to vote or direct the vote: 27,117,118 shares

CUSIP No. 691828107	Page 12 of 20 Pages

SCHEDULE 13D/A

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 27,117,118 shares

(iii)

Symphony GP, LLC
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 27,117,118 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 27,117,118 shares

(iv)

Mark Kessel
Sole power to vote or direct the vote: 30,000 shares
Shared power to vote or direct the vote: 27,117,118 shares
Sole power to dispose or to direct the disposition: 30,000 shares
Shared power to dispose or to direct the disposition: 27,117,118 shares

(v)

Harri V. Taranto
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 27,117,118 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 27,117,118 shares

(vi)

Dr. Alastair J.J. Wood

Sole power to vote or direct the vote: 30,000 shares
Shared power to vote or direct the vote: 0
Sole power to dispose or to direct the disposition: 30,000 shares

Shared power to dispose or to direct the disposition: 0

(vii)

Symphony ViDA Holdings LLC
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 27,117,118 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 27,117,118 shares

The voting and disposition power of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on 62,451,742 shares of Common Stock issued and outstanding as reported in the Issuer's Form 10-Q filed on August 13, 2009.

(c)  Except for 30,000 shares of Common Stock granted to each of Dr. Alastair J.J. Wood and Mr. Mark Kessel as compensation for service on the Board of Directors of the Issuer and included in the calculation of the Reporting Persons’ beneficial ownership of Common Stock reported herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

CUSIP No. 691828107	Page 13 of 20 Pages

SCHEDULE 13D/A

(d)  No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

CUSIP No. 691828107	Page 14 of 20 Pages

SCHEDULE 13D/A

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit No.	Description
1.	Joint Filing Agreement, dated as of December 18, 2009.

CUSIP No. 691828107	Page 15 of 20 Pages

SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2009

SYMPHONY CAPITAL PARTNERS, L.P.
By:	Symphony Capital GP, L.P. its general partner
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

SYMPHONY CAPITAL GP, L.P.
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

SYMPHONY GP, LLC
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

CUSIP No. 691828107	Page 16 of 20 Pages

SCHEDULE 13D/A

MARK KESSEL
/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

HARRI V. TARANTO
/s/ Harri V. Taranto
Name: Harri V. Taranto Title: Managing Member

DR. ALASTAIR J.J. WOOD
/s/ Dr. Alastair J.J. Wood
Name: Dr. Alastair J.J. Wood Title: Limited Partner

SYMPHONY ViDA HOLDINGS LLC
By:	Symphony Capital Partners, L.P. its Manager
By:	Symphony Capital GP, L.P. its general partner
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

CUSIP No. 691828107	Page 17 of 20 Pages

SCHEDULE 13D/A

SCHEDULE A

SYMPHONY CAPITAL PARTNERS, L.P.

Mark Kessel

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

Harri V. Taranto

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

SYMPHONY CAPITAL GP, L.P.

Mark Kessel

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

Harri V. Taranto

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

SYMPHONY GP, LLC

Mark Kessel

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

Harri V. Taranto

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

CUSIP No. 691828107	Page 18 of 20 Pages

SCHEDULE 13D/A

SYMPHONY ViDA HOLDINGS LLC

Mark Kessel

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

Harri V. Taranto

Managing Member

United States citizen

Symphony Capital Partners, L.P.

875 Third Avenue, 18th Floor

New York, NY 10022

CUSIP No. 691828107	Page 19 of 20 Pages

SCHEDULE 13D/A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the common stock, par value $0.01 per share, of OXiGENE, Inc., a Delaware corporation.

Dated: December 18, 2009

SYMPHONY CAPITAL PARTNERS, L.P.
By:	Symphony Capital GP, L.P. its general partner
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

SYMPHONY CAPITAL GP, L.P.
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

SYMPHONY GP, LLC
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

CUSIP No. 691828107	Page 20 of 20 Pages

SCHEDULE 13D/A

MARK KESSEL
/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

HARRI V. TARANTO
/s/ Harri V. Taranto
Name: Harri V. Taranto Title: Managing Member

DR. ALASTAIR J.J. WOOD
/s/ Dr. Alastair J.J. Wood
Name: Dr. Alastair J.J. Wood Title: Limited Partner

SYMPHONY ViDA HOLDINGS LLC
By:	Symphony Capital Partners, L.P. its Manager
By:	Symphony Capital GP, L.P. its general partner
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member